SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For the Period Ended: December 31, 2006

Commission file number 001-14702

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Distribución y Servicio D&S S.A.
(Distribution and Service D&S Inc.)
Full Name of Registrant

N/A
Former Name if Applicable

Avenida Presidente Eduardo Frei Montalva 8301, Quilicura
Address of Principal Executive Offices (street and number)

Santiago, Chile
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10- QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Distribución y Servicio D&S S.A. (the “Company”) will be unable to file its Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”), within the prescribed time period without unreasonable effort or expense, because (1) the Company is still in the process of providing information necessary for its auditor, Deloitte & Touche, Sociedad de Auditores y Consultores Ltda. to complete their review of the footnote to the financial statements regarding the differences between the Chilean and U.S. GAAP, and (2) the Company requires additional time to prepare disclosures relating to its recently announced merger with S.A.C.I. Falabella, and matters related thereto. The 2006 Form 20-F, which was due to be filed on June 30, 2007, is expected to be filed prior to or on July 15, 2007. The Company is filing this report for a 15-day extension, from July 2, 2007 to July 15, 2007, for filing its 2006 Form 20-F.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gonzalo Smith	(56-2)	200-5000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as “anticipate,” “estimate,” “plan,” “expect,” “believe,” “intend,” “will,” “may,” and similar words or phrases. These statements are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007

By:	/s/ Alejandro Droste
Alejandro Droste
Chief Financial Officer